UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
June 7, 2022

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Opera Limited

File No. 377-02062 - CF#36437

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Opera Limited submitted an application under Rule 406 requesting extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form F-1 draft registration statement filed on June 8, 2018, as amended.

Based on representations by Opera Limited that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.5   through April 30, 2030

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Larry Spirgel
Office Chief, Disclosure Review Program